SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    -------
                                   FORM 6-K
                                    -------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 22, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

                       --------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                       --------------------------------





   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F      X               Form 40-F
                           ---------                     ----------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)


                 Yes                            No          X
                         ---------                     ----------


 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Press Release
---------------------


                A New PSC Signed between CNOOC and Devon Energy

(Hong Kong, February 21, 2006) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") has signed a production sharing contract ("PSC") with Devon Energy Corporation ("Devon", NYSE: DVN) for Block 11/34 in the South Yellow Sea.

Block 11/34 covers a total area of approximately 10,840 square kilometers in the Northern Part of South Yellow Sea Basin. Water depth of this block ranges from 20 to 60 meters. The Company has acquired 2-D seismic data and drilled wells in Block 11/34, one of the blocks CNOOC offered publicly in 2005.

Under the terms of the PSC, Devon is committed to conducting 2-D seismic survey and wildcats drilling during the exploration period. All expenditures incurred during exploration period will be borne by Devon. The Company has the right to participate in up to 51% of interests in the event of any commercial discovery in this block.

Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department, commented, "I am very pleased to see Devon team up with CNOOC again. South Yellow Sea is a new exploration area. I hope Devon will continue its success in exploring the potential offshore China and create another win-win project for both companies."

The PSC is the eleventh contract between CNOOC and Devon.

End

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------
Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
         ----------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CNOOC Limited


                                     By:  /s/ Cao Yunshi
                                          -----------------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: February 22, 2006